FEDERATED HERMES EQUITY FUNDS

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 26, 2025

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES EQUITY FUNDS (the “Registrant”)

Federated Hermes Clover Small Value Fund (the “Fund”)

Class A Shares

Class C Shares

Class R Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 002-91090

1940 Act File No. 811-04017

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on November 17, 2025 with respect to Post-Effective Amendment No. 232 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 226 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the registration statement of the above-referenced Registrant and Fund filed on September 15, 2025 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

The changes to the disclosures discussed below will be reflected in the next post-effective amendment to the Registration Statement.

General Comment:

1.       Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE: The Registrant will respond as requested.

Prospectus Comments:

COMMENT 1. Risk/Return Summary: Investments, Risks and Performance “What are the Fund’s Main Investment Strategies?”

In the following sentence, the Staff notes that the adviser will select “most” of its investments from companies listed in the Russell 2000 Value Index.

The Fund’s investment adviser’s (“Adviser”) investment strategy utilizes a small capitalization (“small-cap”) value approach by selecting most of its investments from companies listed in the Russell 2000® Value Index, an index that measures the performance of those companies with lower price-to-book ratios and lower forecasted growth values within the small-cap segment of the U.S. equity universe, which includes the 2,000 smallest companies by market capitalization within the Russell 3000® Index (an index that includes the 3,000 largest U.S. companies by market capitalization representing approximately 98% of the investable domestic equity market).

Please clarify the pool from which the remaining investments for the Fund are selected by the Adviser. If the remainder of the pool consists of real estate investment trusts (“REITs”), please clarify the disclosure to so state.

RESPONSE: The Registrant supplementally confirms that REITs are selected from the Russell 2000® Value Index. The Registrant will clarify this disclosure as follows in response to this comment (additions bolded and underlined and deletions in strikethrough text):

The Fund’s investment adviser’s (“Adviser”) investment strategy utilizes a small capitalization (“small-cap”) value approach by typically selecting ~~most of~~ its investments from companies listed in the Russell 2000® Value Index, an index that measures the performance of those companies with lower price-to-book ratios and lower forecasted growth values within the small-cap segment of the U.S. equity universe, which includes the 2,000 smallest companies by market capitalization within the Russell 3000® Index (an index that includes the 3,000 largest U.S. companies by market capitalization representing approximately 98% of the investable domestic equity market). As of September 31, 2025, companies in the Russell 2000® Value Index ranged in market capitalization from $58.6 million to $21.9 billion. The Fund’s investments may include, but are not limited to, equity securities of domestic issuers and real estate investment trusts (REITs). As the Fund’s sector exposure approximates the Russell 2000® Value Index, the Fund may, from time to time, have larger allocations to certain broad market sectors, such as financials and industrials.

COMMENT 2 Risk/Return Summary: Investments, Risks and Performance-“What are the Fund’s Main Investment Strategies?”

Please clarify whether the Fund’s investment in REITs is limited to REITs that are publicly traded and issue common stock or whether the Fund also invests in REITs that issue preferred stock or debt instruments.

RESPONSE: In response to this comment, the Registrant will revise the disclosure in the “What are the Fund’s Investment Strategies?” section of the Fund’s prospectus (additions bolded and underlined):

The Fund may also invest in equity real estate investment trusts (REITs).

COMMENT 3 Risk/Return Summary: Investments, Risks and Performance-“What are the Fund’s Main Investment Strategies?”

With respect to the disclosure discussing the quantitative model, please clarify whether the model is utilized to select only the common stock investments for the Fund, or whether it is also used to select the REITs in which the Fund will invest. If the model does not select the REIT investments, please disclose how the Adviser selects the REITs.

RESPONSE: The Registrant will revise this disclosure as follows in response to this comment (additions bolded and underlined):

The Adviser implements its strategy (including the selection of REITs) using a quantitative model driven by fundamental and technical stock selection variables.

COMMENT 4. Risk/Return Summary: Investments, Risks and Performance-“What are the Fund’s Main Investment Strategies?”

The Staff notes the last paragraph of the strategy section:

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective.  Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance.  An active trading strategy will likely result in the Fund generating more short-term capital gains or losses.  Short-term gains are generally taxed at a higher rate than long-term gains.  Any short-term losses are used first to offset short-term gains.

Aside from the first sentence, please consider relocating the disclosure from the Fund’s strategies section to a separate risk disclosure.

RESPONSE: The Registrant will revise this disclosure as follows in response to this comment (additions bolded and underlined and deletions in strikethrough text):

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective, which will cause the Fund to have a higher portfolio turnover rate.  ~~Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance.  An active trading strategy will likely result in the Fund generating more short-term capital gains or losses.  Short-term gains are generally taxed at a higher rate than long-term gains.  Any short-term losses are used first to offset short-term gains.~~

The Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund and that this disclosure also is included in the statutory “What are the Fund's Investment Strategies?” section of the Prospectus under “Portfolio Turnover.”

COMMENT 5. Risk/Return Summary: Investments, Risks and Performance-“What are Main Risks of Investing in the Fund?”

With respect to Sector Risk, if the Fund will invest substantially in the financial or industrials sectors, please also disclose the potential risks associated with those sectors.

RESPONSE: The Registrant notes that the Fund’s sector exposure approximates the Russell 2000® Value Index. Accordingly, the Fund will have exposure to the financial or industrials sectors to the extent that such sectors are weighted within the Russell 2000® Value Index. The Registrant will revise the disclosure as follows in response to this comment (additions bolded and underlined):

Sector Risk. Because the Fund may allocate relatively more assets to certain industry sectors than others, such as the financial or industrials sectors, the Fund’s performance may be more susceptible to any developments which affect those sectors emphasized by the Fund. The operations and business of financial services companies are subject to extensive governmental regulation, the availability and cost of capital funds, and interest rate changes. General market downturns may affect financial services companies adversely. The prices of securities in the industrials sector can be volatile and can be impacted significantly by supply and demand for certain products and services, product obsolescence and product liability claims, government regulation, exchange rates, world events, general economic conditions and other factors.

COMMENT 6. What Do Shares Cost?

The Staff notes that there seems to be a printing error on page 9 in the first bullet point of Equity Securities. Please correct.

RESPONSE: The Registrant will correct the printing error.

Questions on this letter or requests for additional information may be directed to me at 412-288-8652 or at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Paralegal Manager